January 5, 2007

Mail Stop 3561

Lawrence R Samuels
Chief Financial Officer
UTi Worldwide, Inc.
c/o UTi, Services, Inc.
19500 Rancho Way, Suite 116
Rancho Dominguez, CA 90220

RE: **UTi Worldwide, Inc.**
       File No. 000-31869
       Form 10-K: For the Fiscal Year Ended January 31, 2006

Dear Mr. Samuels:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Michael Fay
                            Branch Chief